SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 15, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   July 15, 2005

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2005 and 2004

(in Canadian Dollars)

Unaudited

Prepared by Management

Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2005 and 2004

Notice

The accompanying unaudited interim financial statements of Tan Range Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tan Range Exploration Corporation

Consolidated Balance Sheets

As at May 31, 2005 and August 31, 2004

(in Canadian Dollars)

ASSETS	May 31, 2005	August 31, 2004
Current Assets	$	$
Cash and Short Term Deposits	1,082,798	1,067,448
Short Term Investments	--	415,201
Accounts and Other Receivables	55,466	61,035
Prepaid Expenses	114,533	521,889
	1,252,797	2,065,573

Mineral Properties and Deferred Exploration Costs (note 3)	19,396,318	19,853,296
Plant and Equipment	1,016,075	173,504
	21,665,190	22,092,373

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	76,770	146,672
Interim Loan Facility	215,223	--
	291,993	146,672

Future Income Taxes	647,565	647,565

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	43,430,071	42,145,471
Share Subscriptions Received (note 4)	851,542	--
Deficit	(23,555,981)	(20,847,335)
	20,725,632	21,298,136
	21,665,190	22,092,373

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

“James E. Sinclair”

, Director

“Victoria M. Luis”

, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the three and nine months ended May 31, 2005 and 2004

(in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2005	2004	2005	2004
	$	$	$	$
EXPENSES
Annual general meeting	6,215	678	36,299	21,894
Capital Tax	--	--	3,243	--
Consulting and management fees	20,108	35,748	102,717	101,509
Depreciation	10,111	14,634	30,181	38,173
Insurance	15,184	16,490	52,931	48,643
Interest on Interim Loan	5,079	--	5,079	--
Memberships, courses and publications	133	2,322	649	2,322
New property investigation costs	3,180	5,673	80,377	380,219
Office and administration	19,782	11,155	65,833	57,419
Office rentals	14,425	8,081	50,682	62,394
Press releases	3,346	13,186	37,557	22,077
Printing and mailing	228	193	31,251	16,542
Professional fees	13,804	92,303	91,146	146,303
Promotions and shareholder relations	3,399	755	6,539	6,118
Salaries and benefits	165,247	164,572	494,350	406,163
Telephone and fax	7,521	7,240	21,713	20,688
Transfer agent and listing	75,075	17,228	99,814	58,768
Travel and accommodation	7,129	20,598	28,222	33,339
Training	28	(210)	18,875	11,822
	369,994	410,646	1,257,458	1,434,393
LESS: EXPENSE RECOVERIES	--	--	--	(43,809)
	369,994	410,646	1,257,458	1,390,584
OTHER (INCOME) EXPENSE
(Interest earned), net of expense	435	(10,185)	1,557	(23,146)
Sale of assets (Gain) Loss	991	12,692	(131)	12,692
Short term investments (Gain) Loss	--	10,077	(2,527)	(3,417)
Foreign Exchange (Gain) Loss	(87,596)	(43,634)	3,466	(80,836)
Write-off of mineral properties and deferred exploration and development costs	210,368	--	1,448,823	--
	124,198	(31,050)	1,451,188	(94,707)
NET LOSS FOR THE PERIOD	494,192	379,596	2,708,646	1,295,877
DEFICIT, BEGINNING OF PERIOD	23,061,789	20,147,252	20,847,335	19,230,971

DEFICIT, END OF PERIOD	23,555,981	20,526,848	23,555,981	20,526,848

Basic and diluted loss per share	.006	.005	.032	.016

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Cash Flows

For the three and nine months ended May 31, 2005 and 2004

(in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2005	2004	2005	2004
	$	$	$	$
Cash provided from (used in):

Operating activities:
Loss for the period	(494,192)	(379,596)	(2,708,646)	(1,295,877)
Items not affecting cash:
Write-off of mineral properties	210,368	--	1,448,823	--
Depreciation	10,111	14,634	30,181	38,173

Loss (Gain) on sale of plant and equipment	991	12,692	(131)	12,692
Gain on short-term investments	--	--	(2,527)	--
	(272,722)	(352,270)	(1,232,300)	(1,245,012)

Change in non-cash working capital items:
Accounts and other receivables	(470)	20,230	5,569	8,738
Prepaid Expenses	(65,379)	(22,640)	(77,644)	(30,440)
Accounts payable	(92,566)	(34,148)	(69,902)	(237,315)
	(431,137)	(388,828)	(1,374,277)	(1,504,029)

Investing activities:
Mineral properties and deferred exploration and development costs, net	(425,256)	(382,695)	(991,845)	(493,705)
Short Term Investments	(2,527)	501,067	417,728	502,158
Plant and Equipment (additions) disposals, net	(28,369)	1,010	(172,398)	(42,307)
	(456,152)	119,382	(746,515)	(33,854)

Financing Activities
Share capital issued	375,000	375,000	1,284,600	2,336,300
Share subscriptions received	545,597	--	851,542	--
	920,597	375,000	2,136,142	2,336,300

NET INCREASE (DECREASE) IN CASH	33,308	105,554	15,350	798,417

CASH, BEGINNING OF PERIOD	1,049,490	2,242,935	1,067,448	1,550,072
CASH, END OF PERIOD	1,082,798	2,348,489	1,082,798	2,348,489

Supplemental Information: Non-cash transaction, purchase of plant and equipment financed by interim loan facility ($215,223) and amount prepaid at August 31, 2004 ($485,000)	--	--	700,223	--

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

For the three and nine months ended May 31, 2005 and 2004

(in Canadian Dollars)

1.

Nature of operations

Tan Range Exploration Corporation (the “Company”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of the Company have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2004.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Nine Months Ended May 31, 2005 and

Year Ended August 31, 2004

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2002	$7,288,200	$2,498,293	$1,072,516	$2,177,768	$785,565	$1,424,545	$1,330,002	$984,190	$679,869	$311,607	$18,552,555
Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296

Exploration expenditures:
Camp, field supplies and travel	351	8,672	-	4,585	4,049	-	5,646	1,293	-	48,064	72,660
Exploration and field overhead	2,294	132,750	21,175	44,916	68,280	12,212	35,556	15,674	10,128	412,000	754,985
Geological consulting and field wages	-	-	12,853	-	-	-	-	-	-	-	12,853
Geophysical and geochemical	-	5,958	-	40,657	30,191	35	3,733	742	1,442	83,715	166,473
Property acquisition costs	-	42,649	17,120		38,823	12,492	-	-	-	166,794	277,878
Parts and equipment	-	4,799	-	-	-	-	-	-	-	-	4,799
Trenching and drilling	-	41,992	-	-	-	235	-	-	-	-	42,227
Option payments received	(24,978)	-	-	-	-	(134,713)	-	(24,978)	(155,361)	-	(340,030)
	(22,333)	236,820	51,148	90,158	141,343	(109,739)	44,935	(7,269)	(143,791)	710,573	991,845
Write-offs	(623,467)	-	-	-	-	-	(313,674)	(214,188)	(57,707)	(239,787)	(1,448,823)
Balance, May 31, 2005	5,519,203	3,056,441	1,819,641	2,879,020	1,196,206	1,418,284	321,243	849,732	450,981	1,485,567	19,396,318

Unaudited - Prepared by Management

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2005 and 2004

(in Canadian Dollars)

(Unaudited)

4.

Share Capital

(a) Share Capital	Number	Amount ($)
Balance at August 31, 2004	82,464,037	42,145,471
Issued for cash	1,126,001	1,250,000
Issued on exercise of stock options, for cash	60,000	34,600
Balance at May 31, 2005	83,650,038	43,430,071

(b) Share Subscriptions Received
As at May 31, 2005, the Company has received $851,542 for 697,414 shares subscribed for but not yet issued.

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	15,000	$0.51	August 7, 2006
Options	400,000	$0.79	May 3, 2007
Options	50,000	$0.83	June 20, 2007
	465,000

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tan Range Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Nine months ended and as at May 31, 2005

(In Canadian Dollars)

Overall Performance

As of May 31, 2005  the Company had Current Assets of $1,252,797 as compared to $2,065,573 on August 31, 2004.  Deferred Exploration Costs amounted to $19,396,318 which includes $991,845 (net) invested during the nine months ended May 31, 2005 year and a write-off of $1,448,823. The Company received $340,030 from its option partners for reimbursement of fees and as option payments during the nine months ended May 31, 2005.  The Capital Assets of the Company have grown from $173,504 as of August 31, 2004 to $1,016,075 as of May 31, 2005. The increase is primarily due to the acquisition of a drill rig with support vehicle and a new truck.  A portion of the drill rig was financed with an interim loan facility for $215,223.  This interim loan facility will be converted into a capital lease by July 15, 2005.

The Company has financed its operations and investments through the issuance of common shares in the amount of $1,284,600 (1,186,001 shares)  for the nine months ended May 31, 2005. An additional $851,542 has been received from the Company’s Chairman and CEO, James E, Sinclair, for 697,414 shares not issued before the end of the quarter. The Chairman has indicated his intention to continue pre payments on his private placement subscription.

Selected Financial Information

	Year Ended 2002 August 31	Year Ended 2003 August 31	Year Ended 2004 August 31	Nine Months Ended 2005 May 31
Total Revenues	0	0	0	0
Net loss for the period	(1,343,958)	(3,014,778)	(1,616,364)	(2,708,646)
Basic and diluted loss per share	(0.02)	(0.04)	(0.02)	(.032)
Total Assets	20,912,060	21,424,565	22,092,373	21,665,190
Total long term financial liabilities	0	0	0	215,223
Cash dividends declared per share	0	0	0	0

Results of Operations

The loss for the nine months ended May 31, 2005 was $2,708,646 compared to $1,295,877 for the comparable period in 2004.  The largest component of the loss was a write-off of $1,448,823 for twenty-one properties determined to be of no economic interest.  Each project group may contain several licenses.  The determination that one license in the project should be written-off and returned to the ministry does not have positive or negative implications to other licenses within the project.  The nature of the Company’s business plan is to seek royalty income and pre-royalty return of expenses income. As a result of this business plan, investors should be prepared for changes in mineral license inventory. The process will include acquisition and condemnation on an ongoing basis.  The Company’s land portfolio now holds 132 licenses.

Subtracting the write-off from the net loss would result in a net loss before write-off of $1,259,823 for the period ended May 31, 2005 which is comparable to the loss of $1,295,877 for the nine month period ended May 31, 2004. The Company has increased spending on wages from $406,163 for the period ended May 31, 2004 to $494,350 due to an increase in the number of Tanzania employees and to bring Tanzania management salaries to competitive levels.  The costs associated with Transfer agents and listing fees have increased from $58,768 for the period ending May 31, 2004 to $99,814 for the period ending May 31, 2005 due to the new listing on the American Stock Exchange.  These increased expenses  have been offset by decreased spending on professional fees and new property investigations.  Professional fees have decreased from $146,303 for the period ended May 31, 2004 to $91,146 for the period ended May 31, 2005.  Much of the decrease in professional fees can be attributed to fees associated with filing the initial Form 20-F with the Securities Exchange Commission in 2004. Expenses for new property acquisitions decreased from $380,219 in the period ended May 31, 2004 to $80,377 for the period ended May 31, 2005.

The loss for the three months ended May 31, 2005 was $494,192 compared to $379,596 for the comparable three month period in 2004.  Subtracting the mineral property write-off of $210,368 from the loss would result in a loss before write-off of $283,824 for the three  months ended May 31, 2005 which compares to the loss of $379,596 for the three months ended May 31, 2004.  The major spending difference between the two periods is that expenses for professional fees for the three months ending May 31, 2005 were $13,804 as compared to $92,303 for the period ending May 31, 2004.  Spending on transfer agents and listing fees increase from $17,228 in the three month period ended May 31, 2004 to $75,075 for the period ended May 31, 2005 due to the American Stock Exchange listing fee payment.

Summary of Quarterly Results (unaudited)

	2005 May 31	2004 May 31	2005 February 28	2004 February 28	2004 November 30	2003 November 30	2004 August 31	2003 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	(494,192)	(379,596)	(1,770,430)	(362,385)	(444,024)	(553,896)	(320,487)	(1,484,551)
Basic and diluted loss per share	$0.006	$0.005	$0.021	$0.004	$0.01	$0.01	$0.004	$0.019

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed not to be of economic interest, it results in a condemnation write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters ending August 2003 and February 2005.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with new property investigations are not deferred but rather are expensed as incurred.

Liquidity and Capital Resources

Because the Company does not currently derive any production revenue from operations but does receive pre-royalty payments as repayment of expenses, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. Throughout the nine months, the Company raised $1,250,000 by issuing 1,126,001 shares in privately placed tranches with Mr. Sinclair. In addition, another $851,542 has been received from Mr. Sinclair for shares not issued before the close of the quarter. The Chairman has indicated his intention to continue the procedure of prepayment of the private placement obligation without interest or any other consideration.

As of May 31, 2005 the Company’s working capital position was $960,804 as compared to $1,918,901 on August 31, 2004.  The Company has secured an Interim Loan Financing which is to be converted into a Capital Lease by July 15, 2005.  This Interim Loan Financing has caused working capital to be reduced by $215,223.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance license, the Company is required to carry out a minimum amount of exploration work before a mining license can be granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting license is issued for a period of up to three years and is renewable two times for a period up to two years each.  At each renewal at least 50% of the area is relinquished.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the nine month period ended May 31, 2005, $4,445 was paid or payable by the Company to existing directors for consulting services rendered.  Directors fees in the amount of $76,629 were paid to directors during the nine month period ended May 31, 2005. The Company expects to continue paying directors and officers consulting and directing fees at a similar level.  Also during the period, $38,605 was paid to the law firm of a director of the Company for legal fees incurred with respect to various matters on behalf of the Company.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the May 31, 2005 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the determination of impairment and write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 83,650,038 common shares outstanding. In addition, there were 465,000 director and employee stock options outstanding at an average weighted price of $0.785. The Company had no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and interim loan facility.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Exploration Activities

Sampling for diamond indicator minerals was carried out on two magnetic targets during March in the Geita Project area using an auger drill. A similar program in the Kanagele project area confirmed that several mineral indicator grains from this prospect had a kimberlite source, the principal host rock for diamonds.

Following the discovery of kimberlite indicator grains over these Tan Range licences, the Company's geophysical consultant was asked to re-select possible magnetic targets that could be related to kimberlite indicator grains discovered earlier. Four areas encompassing the grain discoveries were selected and a report recommending further work was submitted to the Company's President and was approved for ground follow up work. Two targets within the Ushirombo project area were subsequently prioritized for drilling.

The combination RC/RAB  (Reverse Circulation/Rotary Air Blast) drill rig left Johannesburg on March 20, 2005 for Mwanza and in preparation for its arrival, an office and workshop were constructed. Drill crew contracts were signed and job descriptions were prepared to ensure optimization of the drill rig and sample recovery procedures.

An extensive auger drilling program was carried out in the  Ushirombo West Project area region to test areas with anomalous gold values. Also during March, test samples were taken from the Isunga license where gold prospective greenstones are present in the northeast portion of the license. Sampling confirmed that biogeochemical data sets in the Geita Project area are sensitive to seasonal variations which is consistent with published information. During March, a total of 3066 samples and 1533 duplicates were prepared in the Mwanza biogeochemical laboratory, reflecting the scope of the Company's biogeochemical initiative.

Ground follow-up work was initiated on several diamond prospective targets in April as part of a larger regional exploration program.

The Company's new drill rig arrived in Mwanza in April and preparations were made to begin drilling on the Shinyanga Project. Preparatory work included sorting out stores and preparing drill lines at the site. Road construction into the Shinyanga area was delayed because of wet conditions which was somewhat unusual. Meetings were held with farmers in the area regarding a drill road that traversed cultivated shambas (small farms).  A basic "fly camp" was constructed for both the drill and sampling crews.

A total of 770 biogeochemical samples were taken during the month of March from the Kanagele project area which covers prospective greenstones and some recent fluvial sediments. Additionally, the Nungwiza E license was botanically mapped by the Company's biogeochemical field crew to establish plant associations and gold distribution patterns. In addition, an auger drilling program was initiated on the Lunguya project area to test various anomalies reported in previous exploration programs. The aim of this particular program was to start testing some of the less attractive RAB drill targets while waiting the arrival of the drill rig in Mwanza.

A total of 1766 samples and 1766 duplicates were prepared at the Mwanza lab during the month of April.

The registration process for the drilling rig was completed in May and the unit was prepared for moving into the field. In the Kanagele project area, grab samples returned anomalous gold values from artisanal workings within Banded Iron Formation which are considered prospective for large tonnage mineral deposits. Auger drilling was initiated on the Lunguya project area in May to test various anomalies reported in previous exploration programs, however,  RAB drilling will be needed to confirm the overburden profile on these anomalies before a decision on further work is made.

A total of 1478 samples were prepared at the Mwanza BCG prep lab along with 1478 duplicates. Samples collected during the baseline study from Luhala were sent to Acme Laboratories in Canada for analysis.

American Stock Exchange Listing

The American Stock Exchange (AMEX) approved the Company’s application for listing of its common shares and trading commenced on AMEX (TRE) on May 12, 2005.   The Company will retain its listing on the senior Toronto Stock Exchange (TNX).

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

July 12, 2005

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, James E. Sinclair, Chairman and CEO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the interim period ending May 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

July 13, 2005

“James E. Sinclair”

James E. Sinclair, Chairman & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Victoria M. Luis, Director and CFO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the interim period ending May 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

July 13, 2005

“Victoria M. Luis”

Victoria M. Luis, Director & CFO